Exhibit 99.1

NOTICE OF POSTPONEMENT OF ANNUAL MEETING OF SHAREHOLDERS

Vision Marine Technologies Inc. (the “Company”) hereby provides notice that its Annual Meeting of Shareholders (the “Shareholders Meeting”), which was originally scheduled to be held on May 15, 2025, has been postponed. The Shareholders Meeting is now scheduled to be held virtually, on May 23, 2025, starting at 10:00 a.m. EST. Shareholders who are interested in participating in the Shareholders Meeting should use the following link:

https://teams.microsoft.com/l/meetup- join/19%3ameeting_NWQzMTBhODctMThhMy00MjRmLWI4MWUtOWMxMTA0MGYwODZl%40thread.v 2/0?context=%7b%22Tid%22%3a%2213e04050-e499-4663-b9d3-53d4ab591fe4%22%2c%22Oid%22%3a%22e0b3f416-1446-4062-8bfd-47254d1384f0%22%7d,

The record date for the Shareholders Meeting, March 27, 2025, remains unchanged and continues to apply to the postponed Shareholders Meeting.

The Shareholders Meeting has been postponed to provide the Company with additional time to contact its shareholders to attain quorum and to facilitate broader participation. The Company’s Board of Directors unanimously recommends that shareholders vote FOR the proposals identified in the Company’s proxy statement for the Shareholders Meeting. Shareholders who have already cast their votes do not need to take any action, unless they wish to change or revoke their prior proxy or voting instructions, and their votes will be counted at the postponed Shareholders Meeting. For shareholders who have not yet cast their votes, they can still vote their shares prior to the postponed Shareholders Meeting.

Signed on April 30, 2025

VISION MARINE TECHNOLOGIES INC.

By:	/s/ Alexandre Mongeon
	Name:	Alexandre Mongeon
	Title:	CEO